S.E. Asia Trading Company, Inc.

1545 E. Interstate 30

Rockwall, Texas 75087

(972) 722-3300

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:   FILE NUMBER(S): 001-32581

Dear Sir or Madam:

The Registrant hereby requests the immediate withdrawal of the above numbered file.  The document was mistakenly filed as an 8-A12B when in fact it should have been filed as an 8-A12G.  We will file the 8-A again with the correct file type of 8-A12G.

Thank you,

/s/  Thomas G. Miller

Thomas G. Miller

President, Secretary, CEO and

Chairman of the Board of Directors